MAPI PHARMA LTD.
16 EINSTEIN ST., P.O BOX 4113,
WEIZMANN SCIENCE PARK
NESS ZIONA, ISRAEL 74140
+972-73-7121213

April 2, 2018

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporate Finance, Office of Healthcare & Insurance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Mapi-Pharma Ltd.
       Application for Withdrawal of Registration Statement on Form F-1
        File No. 333-194832

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mapi-Pharma Ltd. (the “Company”) hereby requests that the U. S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-194832) together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 26, 2014.

The Registration Statement had not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use should the Company proceed with the filing of a subsequent registration statement.

If you have any questions regarding this application for withdrawal, please contact the Registrant at +972-737-121213.

Very truly yours,

/s/ Ehud Marom
Name: Ehud Marom
Chief Executive Officer